Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in this Registration Statement on Form S-8 of ICO Global Communications (Holdings) Limited, a Delaware corporation, of our report dated November 21, 2003, except for the second paragraph of the report as to which the date is May 15, 2006, relating to the consolidated financial statements of operations, of changes in stockholders’ equity and cash flows of ICO Global Communications (Holdings) Limited and its subsidiaries (a development stage enterprise) for the period from February 9, 2000 (date of inception) to December 31, 2002, which report appears in the Annual Report on Form 10-K of ICO Global Communications (Holdings) Limited and subsidiaries for the year ended December 31, 2006.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington
August 30, 2007